SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G/A
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO 13d-2 (b)
(AMENDMENT NO. 8)1

Roberts Realty Investors, Inc.
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

769900101
(CUSIP Number)

December 31, 2004
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

             |_|            Rule 13d-1(b)

             |_|            Rule 13d-1(c)

             |X|            Rule 13d-1(d)

        1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

        The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  769900101                                                              13G                                Page  2  of  5  Pages

1.	NAMES OF REPORTING PERSONS	Charles S. Roberts
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) |_|
(b) |_|

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION	U.S. Citizen

NUMBER OF	5.	SOLE VOTING POWER	1,712,161[1]
SHARES
BENEFICIALLY	6.	SHARED VOTING POWER	0
OWNED BY
EACH	7.	SOLE DISPOSITIVE POWER	1,712,161[1]
REPORTING
PERSON WITH	8.	SHARED DISPOSITIVE POWER	0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	1,712,161[1]

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	|_|

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	28.2%[1]

12.	TYPE OF REPORTING PERSON*	IN

1See, however, REIT ownership limit description in Item 4(a).

Item 1.

(a)        Name of Issuer

             Roberts Realty Investors, Inc.

(b)        Address of Issuer’s Principal Executive Offices:

             450 Northridge Parkway, Suite 302
             Atlanta, GA 30350

Item 2.

(a)        Name of Person Filing

             Charles S. Roberts

(b)        Address of Principal Business Office or, if None, Residence:

             450 Northridge Parkway, Suite 302
             Atlanta, GA 30350

(c)        Citizenship

             United States of America

(d)        Title of Class of Securities:

             Common Stock

(e)        CUSIP Number:

             769900101

Item 3.      If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

             Not applicable.

Item 4.      Ownership

(a)	Amount Beneficially Owned:

Mr. Roberts beneficially owns 1,712,161 shares, composed of: (i) 938,274 shares owned by Mr. Roberts in his individual capacity, (ii) 741,643 units of limited partnership interest (“Units”) in Roberts Properties Residential, L.P. held by Mr. Roberts in his individual capacity (these Units, subject to the limit explained in the following paragraph, may be exchanged for an equal number of shares of Common Stock), (iii)

29,500 Units owned at December 31, 2004 by a trust for his minor daughter of which he is the sole trustee, and (iv) 2,744 shares owned at December 31, 2004 by Mr. Roberts as custodian for his minor daughter.

Redemption of Units is subject to certain conditions. Among other restrictions, ownership of shares of Common Stock is limited under the issuer’s articles of incorporation, which were amended in 2004, to 3.7% of outstanding shares (other than by the reporting person, who is the issuer’s Chairman and Chief Executive Officer, and who is limited to 35.0%). Accordingly, Units may not be redeemed if upon their redemption the reporting person would at such time hold in excess of 35.0% of the then outstanding shares, or the reporting person and any other four shareholders, together, would own in excess of 49.8% of the then outstanding shares. Such limit may prevent the reporting person from redeeming Units unless and until other Unitholders redeem a sufficient number of Units to cause the number of outstanding shares of Common Stock to be increased to a level sufficient to permit such redemption. Accordingly, the amounts of shares and percentages reported in this Schedule 13G are subject to the foregoing limitation.

          (b)    Percent of Class:

                   28.2%

          (c)         Number of shares as to which such person has:

                       (i)           sole power to vote or to direct the vote                                          1,712,161

                       (ii)           shared power to vote or to direct the vote                                                   0

                       (iii)          sole power to dispose or to direct the disposition of                   1,712,161

                       (iv)          shared power to dispose or to direct the disposition of                            0

Item 5.      Ownership of Five Percent or Less of a Class

             Not applicable.

Item 6.      Ownership of More Than Five Percent on Behalf of Another Person

Dividends or proceeds from the sale of 29,500 units owned by a trust for Mr. Roberts’ minor daughter, of which Mr. Roberts is the sole trustee, would be distributed to such trust, and dividends or proceeds from the sale of 2,744 shares would be distributed to Mr. Roberts as custodian for his minor daughter.

Item 7.      Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent
                  Holding Company

             Not applicable.

Item 8.      Identification and Classification of Members of the Group

             Not applicable.

Item 9.      Notice of Dissolution of Group

             Not applicable.

Item 10.      Certification.

             Not applicable.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 8, 2005 (Date)

/s/ Charles S. Roberts (Signature)

Charles S. Roberts (Name/Title)